UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2025

Commission File No. 001-36685

Kelso Technologies Inc.
(Translation of registrant's name into English)

305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

SUBMITTED HEREWITH

Exhibit	Description

99.1	News Release dated October 7, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KELSO TECHNOLOGIES INC.

/s/ Frank Busch
Frank Busch
Chief Executive Officer

Date: October 7, 2025